Exhibit 99.1

News Release
Second Quarter and First-Half 2016 Results - Conference Call

Vancouver, July 29, 2016 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) will release its second quarter and first half 2016 results before the North American markets open on Thursday, August 4, 2016.

B2Gold executives will host a conference call to discuss the results on Thursday, August 4, 2016 at 10:00 am PST / 1:00 pm EST. You may access the call by dialing the operator at 416-340-8527 or toll free at 800-355-4959 prior to the scheduled start time, or you may listen to the call via webcast by clicking http://www.investorcalendar.com/event/175166. A playback version of the call will be available for one week after the call at 905-694-9451 or toll free at 800-408-3053 (passcode: 4588463).

About B2Gold Corp.

Headquartered in Vancouver, Canada, B2Gold Corp. is one of the fastest growing intermediate gold producers in the world. Since its inception in 2007, B2Gold has evolved into an international gold mining company, with four operating mines, one mine under construction and numerous exploration projects across four continents in various countries, including Nicaragua, the Philippines, Namibia, Mali and Burkina Faso. Construction of B2Gold’s Fekola mine in southwest Mali is on schedule and on budget, and is projected to commence production at the end of 2017. As a result, B2Gold is well positioned to maintain its low-cost structure and growth profile, with production increasing to approximately 800,000 to 850,000 ounces of gold annually by 2018, with declining production costs.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com